FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated November 5, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: November 5, 2013

Item 1

Tata Motors Limited
Bombay House
24, Homi Mody Street,
Mumbai 400 001 Maharashtra India

News Release - 1		November 5, 2013

Re: Tata Motors Report for October 2013

Mumbai, November 5, 2013: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for OCTOBER’2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		October, 2012	October, 2013	October, 2012	October, 2013	October, 2012	October, 2013
Micro	NANO	4811	2011	4004	2120	0	0
Compact	INDICA, INDICA VISTA, INDIGO CS	12536	5684	10385	8524	158	363
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	2162	377	2055	300	39	91
UV1	SUMO	3005	1410	3198	1693	30	48
UV2	SAFARI, SUMO GRANDE	1182	921	1107	1128	14	5
UV3	ARIA, XENON	10	65	165	26	7	17
V1	VENTURE	279	331	205	342	0	0
V2	ACE MAGIC, MAGIC IRIS	8932	11470	8832	6353	23	10
N1- A1	ACE, ACE EX, ACE Zip	16747	12350	17756	11891	1399	1434
N1- A2	Super ACE, TATA207, XENON, Winger DV	5605	4519	4516	3714	982	1217
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	698	331	522	433	14	18
M2- A2	Winger 14 seats, SFC407, CityRide	257	150	234	197	0	4
N2- A1	SFC407, LPT407	1423	976	1925	1411	193	217
N2- A2	SFC709, LPT709	1286	1003	458	283	100	201
N2- A3	LPT9109	1175	753	540	325	39	351
N2- A4	LPT1109	306	303	1468	1018	72	83
M3- A2	LP709, SFC410, LP410	843	507	662	576	77	88
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	347	212	354	334	0	13
M3- C2	LPO1512, LPO1612, Starbus, Divo	1210	782	835	557	163	141
N3- A1	LPT1613, LPK1616, SK1613	4092	2761	2716	1576	146	186
N3- B1(a)	LPT2518, LPK2518	3446	2472	2802	2266	143	149
N3- B1(b)	LPT3118	4024	1700	2395	1345	20	36
N3- B2(b)	LPS3518. LPS3015, LPS3516	598	151	453	152	0	0
N3- B2(d)	LPS4018, LPS4023	885	313	519	351	6	40
N3- B2(e)	LPS4928	14	69	38	11	1	0

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	28	193	156	258	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.